                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 19, 2001

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust Banks, Inc. and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

THE FOLLOWING LETTER WILL BE SENT TO WACHOVIA SHAREHOLDERS.

SUNTRUST

                                                                   July 18, 2001

Dear Wachovia Shareholder:

     Wachovia shareholders deserve to have the entire picture about First Union and its proposed merger before the final votes are cast at Wachovia's upcoming annual meeting. Because it is evident that the managements and Boards of Directors of Wachovia and First Union very much want this merger to take place, we believe they have failed to give you the full story.

     That is why we have been presenting, in our recent letters and other communications, important information about First Union. We are confident that once the full story is known about First Union's history of missed expectations, earnings shortfalls, stock price decreases, cut in dividends, poor acquisitions and volatile, risky businesses, Wachovia shareholders will reject the proposed First Union merger.

--------------------------------------------------------------------------------
                               IMPORTANT UPDATE:
                   SUNTRUST PROPOSAL EXCEEDS FIRST UNION BID
                                 BY $1 BILLION

 BASED ON JULY 17, 2001 CLOSING PRICES, SUNTRUST'S MERGER PROPOSAL REPRESENTS
 AN AGGREGATE PREMIUM OF APPROXIMATELY $1 BILLION OVER THE IMPLIED VALUE OF THE PROPOSED FIRST UNION MERGER. ON A PER SHARE BASIS ON THE SAME DATE, THE SUNTRUST MERGER PROPOSAL STANDS AT $74.03 PER SHARE, REPRESENTING A PREMIUM OF $5.07, OR 7.35%, OVER THE IMPLIED VALUE OF THE PROPOSED FIRST UNION MERGER.
--------------------------------------------------------------------------------

     You can protect your investment and take decisive action to stop the proposed First Union merger by voting "AGAINST" Proposal No. 1 on the enclosed BLUE proxy card. We urge you not to vote in any way on Wachovia's white proxy card. Even if you previously voted for the proposed First Union merger on the white proxy card, you can easily change your vote by signing, dating and returning your BLUE proxy card today.

                       SUNTRUST: THE SUPERIOR ALTERNATIVE

     It is clear to us that you have a superior alternative to consider, as SunTrust remains determined to pursue its merger proposal to completion if the proposed First Union merger is defeated. By rejecting the First Union merger proposal you can send a strong and definitive message to the Wachovia Board of Directors. With your votes and your support, we are convinced that Wachovia's Board and management would be willing to meet us at the negotiating table. Remember, it is you -- the shareholders -- who own Wachovia and, in the end, Wachovia's Board and management are answerable to you.

     We trust that over the past few months you have come to know us and the business principle to which SunTrust always has been committed -- the creation of real and sustainable shareholder value through conservative management focused on local markets, quality service and relationship-based banking. Our allegiance to this principle has helped us to produce a consistent record of earnings and dividend growth that SunTrust shareholders have come to expect and enjoy.

     When you envision a combination of SunTrust and Wachovia, we believe you will have the same image we do -- the premier financial services franchise in the Southeast, well-positioned to carry on our proud history of reliability and performance for our shareholders.

                              THE SUNTRUST STORY:
                      WE DELIVER RESULTS -- NOT SURPRISES

     In a recent letter, we detailed FIRST UNION'S RECORD OF UNPLEASANT AND VALUE-DESTROYING SURPRISES FOR ITS SHAREHOLDERS, ranging from unsuccessful major acquisitions, to a 46% stock price decline in 1999 from which First Union has not recovered, to a 50% cut in its dividend earlier this year. It is important to keep this dismal record in mind, because you will be required to surrender your Wachovia shares in exchange for First Union shares if the proposed First Union merger is approved and completed. AS A WACHOVIA SHAREHOLDER, CAN YOU AFFORD THE RISK OF ANOTHER FIRST UNION "SURPRISE"?

     At SunTrust, our commitment to shareholders is that we deliver results -- not unpleasant surprises. When you compare the performance of SunTrust and First Union over the last five years, the numbers tell the story. Consider the chart below, and ask yourself whether it is SunTrust or First Union that can be relied upon to create real value for its shareholders.

                                        SUNTRUST                              FIRST UNION
                          ------------------------------------   --------------------------------------
                            5 YEARS                                5 YEARS
                              AGO(1)       TODAY(2)    CHANGE        AGO(1)       TODAY(2)     CHANGE
                          -----------   -----------   --------   -----------   -----------   ----------
STOCK PRICE                 $ 49.25       $ 68.48     +39%         $ 37.00       $ 34.48       (7%)
CORE EPS                    $  2.72       $  4.76     +75%         $  3.10       $  2.60      (16%)
NET REVENUE PER SHARE       $ 11.58       $ 17.68     +53%         $ 13.11       $ 13.49       +3%
DIVIDEND                    $  0.83       $  1.60     +93%         $  1.10       $  0.96      (13%)
BOOK VALUE PER SHARE        $ 22.13       $ 27.29     +23%         $ 17.42       $ 16.49       (5%)

----------
(1) For fiscal year ended 1996. Security prices as of December 31, 1996. Per share numbers are split adjusted.

(2) Security prices as of July 17, 2001. Core EPS based on First Call 2001 consensus as of July 16, 2001. Revenue and dividends per share are first half of 2001 annualized. Book value per share as of June 30, 2001.

     SunTrust's record of strong earnings growth continued in the quarter which recently ended on June 30, 2001. Our net income was up 9% and net income per diluted share was up 13%, in each case as compared to the second quarter of 2000.

                         THE SUNTRUST MERGER PROPOSAL:
                   A SUPERIOR MERGER WITH A SUPERIOR PARTNER
                               AT SUPERIOR VALUE

     Under SunTrust's merger proposal, Wachovia and SunTrust would combine in a merger in which each Wachovia share would be converted into 1.081 shares of SunTrust common stock. SunTrust also would increase its annual dividend rate to $2.22 per share so that Wachovia shareholders would receive on a pro forma basis the same $2.40 annual per share dividend they currently enjoy.

     AS SET FORTH ON THE FIRST PAGE OF THIS LETTER, BASED ON JULY 17, 2001 CLOSING PRICES, SUNTRUST'S MERGER PROPOSAL REPRESENTS A VERY SUBSTANTIAL PREMIUM TO WACHOVIA SHAREHOLDERS OVER THE IMPLIED VALUE OF THE PROPOSED FIRST UNION MERGER.

     In addition to the benefits to Wachovia shareholders, we believe the SunTrust merger proposal would be far better for Wachovia employees and the communities Wachovia serves. We expect that a combined SunTrust-Wachovia would eliminate 3,000 fewer jobs than First Union and close 150 to 175 fewer branches than First Union, including no merger-related branch closings in North Carolina and South Carolina.

     In your own best interests, we urge you to vote "AGAINST" the First Union merger proposal on the enclosed BLUE proxy card. Defeating the First Union merger proposal is a crucial step in securing the benefits of a proposed merger with SunTrust. Please sign, date and return the enclosed BLUE proxy card today. Even if you have already voted in favor of the First Union proposal, it is not too late to change your mind.

     Thank you for your support.

                                      Sincerely,

                                      /s/ L. Phillip Humann

                                      L. Phillip Humann
                                      Chairman, President and
                                      Chief Executive Officer

--------------------------------  IMPORTANT --------------------------------

  If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign the BLUE proxy card with respect to your shares and only after receiving your specific instructions. Please contact the person responsible for your account and give instructions today for the BLUE proxy card to be voted AGAINST PROPOSAL 1.

  If you have questions in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                          INNISFREE M&A INCORPORATED

             TOLL-FREE SHAREHOLDER INFORMATION LINE: 1-877-750-9501

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On May 14, 2001 SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753). Information concerning additional participants in SunTrust's solicitation of proxies from Wachovia shareholders was filed by SunTrust with the SEC on July 18, 2001 on Schedule 14A.

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements can be found in SunTrust's Proxy Statement filed with the SEC on June 25, 2001 and in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).